UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date January 25, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

January 23, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES MEASURES TO ENSURE FAIR TREATMENT OF ITS SHAREHOLDERS

The following are actions determined by the Board of Directors as prohibited and included in the Good Governance Code, to be followed by legal representatives, management and other employees of Bancolombia SA, as well as at legal representatives, management and other employees of Fiduciaria Bancolombia SA, the entity responsible for administering the bank's shares, aimed at ensuring the fair treatment of all of Bancolombia’s shareholders, and which will apply in the General Shareholders' Meeting to be held on March 17, 2023.

●	Encouraging, promoting or suggesting that shareholders grant blank-check powers, where the name of the representative for the shareholders' meetings does not appear clearly defined.

●	Receiving powers from the shareholders where the name of the respective representative for the shareholders’ meeting does not appear clearly defined.

●	Accepting powers conferred by the shareholders as valid if all legal requirements have not been fulfilled. Powers-of-attorney must be granted in writing, indicating the name of the representative, the person who can replace the representative, if applicable, and the date of the meeting. Legal entities that grant powers-of-attorney must include a recent certificate of good standing that proves their existence and representation in accordance with the law.

●	Suggesting or determining the names of those who will act as representatives of the shareholders at the meetings.

●	Recommending that shareholders vote for a certain list. This does not restrict the Board of Directors or the CEO, in the exercise of their duties, from presenting proposals for the consideration at the shareholders’ meeting.

●	Coordinating or entering into an agreement with any shareholder or with any representative of shareholders to vote in favor or against any proposal that is presented at the shareholders’ meeting.

The behaviors described will also be prohibited when they are carried out through a legal representative, agent or intermediary.

Article 33 of the Bylaws establishes that management and employees, while in the exercise of their duties, may not exercise their powers to represent shares other than their own in shareholders’ meetings, nor substitute the powers granted to them. This prohibition does not apply to legal representation. Management and employees may also not vote, even with their own shares, on the matters related to approving end of the year or liquidation balance sheets and accounts.

In this context, the Board of Directors requested that, to take the measures to ensure the fair treatment of Bancolombia’s shareholders, management implement the following procedures:

●	In order to incentivize the compliance by the holders of common shares with the legal requirements for the use of powers of attorney, Bancolombia will provide, on its website, forms of powers of attorney that can be downloaded and reviewed by any interested shareholder.
●	Shareholders will have unrestricted freedom to appoint their representative.
●	Management will not suggest or coordinate with any of the shareholders to vote in favor or against any proposal.
●	Bancolombia will make available in the the General Shareholders’ Meeting a legal team in charge of verifying compliance of the powers of attorneys conferred with legal requirements and ensuring that appointed representatives are not included in the bank’s data base of employees as of March 17,2023.

The Board of Directors appointed the following employees as responsible for implementing and verifying compliance with the control procedures:

BANCOLOMBIA

Legal Vice President and General Secretary

Legal Director of Company and Corporate Affairs

FUDUCIARIA BANCOLOMBIA

Trust Business Administration Manager

Head of Fiduciary Business Administration Section Medellín

Fiduciary Business Administration Section Analysts Medellín

These employees must check that the powers-of-attorney granted by the shareholders comply with the requirements of article 184 of the Code of Commerce and with the guidelines of the Board of Directors. Powers-of-attorney that are not in compliance with the provisions herein will not be accepted.

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Contacts

Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4885675	Tel.: (57601) 4885934	Tel.: (57601) 4485950